Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

BHP Billiton Limited and BHP Billiton Plc:

We consent to the use of our reports dated 28 September 2017, with respect to the consolidated balance sheets of the BHP Group (comprising BHP Billiton Plc, BHP Billiton Limited and their respective subsidiaries) as of 30 June 2017 and 30 June 2016, and the related consolidated income statements, consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated cash flow statements for each of the years in the three-year period ended 30 June 2017, and the effectiveness of internal control over financial reporting as of 30 June 2017, incorporated by reference herein and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP	/s/ KPMG
KPMG LLP	KPMG
London, United Kingdom	Melbourne, Australia
14 September 2018	14 September 2018